Exhibit 99.1

Adecoagro S.A.
Société Anonyme
Vertigo Naos Building
6, Rue Eugène Ruppert
L - 2453 Luxembourg

R.C.S. Luxembourg: B 153.681
(the “Company”)

Convening Notice to the
Annual General Meeting of Shareholders to be held on April 19, 2023, at 11:00 a.m. (CET)

at Vertigo Naos Building, 6 Rue Eugène Ruppert, L - 2453 Luxembourg

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 19, 2023 at 11:00 a.m. (CET) at the registered office of the Company in Luxembourg with the following agenda:

Agenda

1.Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2022, 2021, and 2020.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2022, 2021 and 2020, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2022 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2022 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.Approval of the Company’s annual accounts as of December 31, 2022.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2022, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2022 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2022 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.Allocation of results for the year ended December 31, 2022.

The Consolidated Financial Statements show a gain of USD 108,606,755. The statutory solus account of the Company under Luxembourg GAAP show a gain of USD 4,372,110 on a standalone basis and accumulated loss of USD 11,108,243. The net loss amount thus to USD 6,736,133.

The Board recommends a vote FOR the carry forward of such loss (USD 6,736,133).

4.Distribution of dividends payable in two installments as determined by the Board of Directors.

The Board noted that on November 9, 2021, the Board approved the implementation of a distribution policy as of 2022 (the “Distribution Policy”) to distribute annually a minimum of 40% of the Adjusted Free Cash from Operations generated during the previous year, subject to the conditions set forth by Luxembourg law. The Distribution Policy consists of a cash dividend distribution and share repurchases under the existing program from time to time as deemed appropriate.

Considering the Company has sufficient distributable reserves and subject to the conditions set forth by Luxembourg law, the Board recommends a vote FOR the declaration of a dividend of an amount of USD 35,000,000 to be paid out of the share premium account of the Company to the outstanding shares in two installments of USD 17,500,000 each (in May 2023 and November 2023), and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor.

5.Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2022.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2022, all who were members of the Board during the year 2022, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2022.

6. Approval of compensation of members of the Board of Directors for year 2022.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The Board informs that the compensation to our directors approved at the Annual General Meeting held on April 20, 2022 (the “AGM 2022”) was allocated as follows:

Name	Cash USD	Restricted Shares
Plínio Musetti	70,000	9,488
Alan Leland Boyce	50,000	9,488
Andrés Velasco	70,000	9,488
Mark Schachter	50,000	9,488
Guillaume van der Linden	70,000	9,488
Mariano Bosch (*)	—	—
Daniel González	70,000	9,488
Ana Cristina Russo	50,000	9,488
Ivo Andrés Sarjanovic	70,000	9,488
Total approved AGM 2022	500,000	75,904
Total actually allocated	500,000	75,904

(*) Mr. Mariano Bosch declined and therefore did not receive his fees neither in cash nor in restricted shares.

The Board recommends a vote FOR the allocation of compensation of directors for year 2022.

7.Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2023.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2023.

8.Election of the following members of the Board of Directors: (i) Mr. Plínio Musetti, Mr. Mariano Bosch and Mr. Daniel González, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2026.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Board recommends a vote FOR the re-election of Mr. Plínio Musetti, Mr. Mariano Bosch, and Mr. Daniel González, each as member of the Board, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2026.

The Board affirmatively determined that Mr. Plínio Musetti and Mr. Daniel González qualify as independent directors in accordance with NYSE standards.

Set forth below is a summary biographical information of each of the candidates:

Plínio Musetti. Mr. Musetti has been a member of the Company’s Board of Directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long-term equity investments for Family offices in Brazil, following his role as Partner of Pragma Gestão de Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Raia Drogasil S.A. and HAPVIDA. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer and a member of the Company’s Board of Directors since inception (2002). From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch has over 22 years of experience in agribusiness development. Currently he is an independent board member of the SPAC, Replay Acquisition CORP (RPLA). He is involved in business organizations such as IDEA, AEA, YPO, AACREA, FPC and AAPRESID. He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. In 2018, he received a Konex award and in 2019, the Businessman of the Year Award, by Endeavor. Mr. Bosch is an Argentine citizen.

Daniel González. Mr. Gonzalez has been a member of the Company’s Board of Directors since April 16, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez was Chief Executive Officer of YPF Sociedad Anónima, Argentina’s largest corporation, from 2018 to 2020, and he had previously served as CFO from 2012 to 2018. Mr. Gonzalez is currently Executive Director of IDEA (Instituto para el Desarrollo Empresarial Argentino), a not-for-profit business council in Argentina. Mr. González is an Argentine citizen.

9.Approval of compensation of members of the Board of Directors for year 2023.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The proposed aggregate compensation to our directors for year 2023 amounts to up to USD 500,000 and a grant of restricted shares (out of the treasury shares) of up to an aggregate amount of 49,080 shares under the

Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended, allocated as follows:

Name	Cash USD	Restricted Shares
Plínio Musetti	70,000	6,135
Alan Leland Boyce	50,000	6,135
Andrés Velasco Brañes	70,000	6,135
Mark Schachter	50,000	6,135
Guillaume van der Linden	70,000	6,135
Mariano Bosch (*)	—	—
Daniel González	70,000	6,135
Ana Cristina Russo	50,000	6,135
Ivo Andrés Sarjanovic	70,000	6,135
(*) Mr. Mariano Bosch declined and therefore will not receive his fees neither in cash nor in restricted shares.

The Board recommends a vote FOR the proposed compensation of directors for year 2023.

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Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more shares(s) of the Company on March 2, 2023 (the “Record Date”) shall be admitted to the meetings and may attend the meetings in person or vote by proxy. Shareholders who have sold their Shares between the Record Date and the date of the meetings cannot attend the meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Holders who have withdrawn their shares from DTC between April 14, 2023, and the date of the meetings should contact the Company in advance of the date of the meetings at 6, Rue Eugène Ruppert, L-2453 Luxembourg, or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meetings or vote by proxy.

Attached to this notice is a proxy card, which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 18, 2023, in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meetings or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2022, 2021, and 2020 of the Company and the Company’s annual accounts as of December 31, 2022 together with the Company´s 2022 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company’s registered office in Luxembourg.

Yours faithfully

The Board of Directors

Procedures for Attending the meetings and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on March 2, 2023 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney, which should be filed no later than April 18, 2023, at the address indicated below.

In the case of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the meetings in person and vote at the meetings on behalf of such entity, must present evidence of their authority to attend and vote at the meetings, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 18, 2023, at any of the addresses indicated below.

    Address for filing powers-of-attorney:

            Adecoagro S.A.
            Vertigo Naos Building,
            6 Rue Eugène Ruppert,
            L – 2453, Luxembourg
            Attention: Emilio Gnecco

    To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 3:00 p.m. New York City Time on April 18, 2023, in order for such votes to count.

    If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.